UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2003

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated November 17,2003, announcing the consolidated financial results of operation for the third quarter and nine months ended September 30, 2003.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: November 17, 2003

Exhibit 99.1

November 17, 2003

CAMTEK CONTACT:
MOSHE AMIT
+972-4-604-8308
+972-4-654-1083 (FAX)
mosheamit@camtek.co.il

CAMTEK LTD 2003 THIRD QUARTER RESULTS REFLECT INCREASING REVENUES AND RETURN TO PROFITABILITY

•	Rise in Revenues to $8.5 Million, Up 32.1% From Q2/2003

•	Increase in Gross Margins to 47.4%

MIGDAL HAEMEK, Israel – November 17, 2003 – Camtek Ltd. (NASDAQ:CAMT), today announced results for the third quarter and nine months ended September 30, 2003.

Sales for the third quarter of 2003 were $8.5 million, compared to sales of $6.4 million in the second quarter of 2003 and $7.2 million in the third quarter of 2002. Gross profit and gross profit margins for the third quarter of 2003 improved to $4 million and 47.4% respectively, compared to $2.8 million and 43.1% respectively for the second quarter of 2003, and $1.4 million 19.9% for the third quarter of 2002 (including a non-recurring inventory write-off of $1.8 million, and $3.2 million and 45.2% excluding that inventory write-off). The Company reported a net profit for the third quarter of 2003 of $191,000, or $0.01 per share, compared to a net loss of $1.1 million or a $(0.04) loss per share in the second quarter of 2003, and compared to a net loss of $(3.1) million or a $(0.12) loss per share for the third quarter of 2002 (including the non-recurring inventory write-off, or a net loss of $(1.3) million with a $(0.05) loss per share excluding that write-off).

Sales for the first nine months of 2003 were $20.7 million, compared to sales of $17.9 million for the first nine months of 2002. Gross profit and gross profit margins were $9.1 million 43.9% respectively for the first nine months of 2003, compared to $5.6 million and 31% respectively for the first nine months of 2002 (including the non-recurring inventory write-off, and $7.4 million and 41.1% excluding the write-off). Selling, general and administrative expenses in the first nine months of 2003 were $7.0 million, a decrease of 15.8% from $8.3 million in the first nine months of 2002. The Company reported a net loss for the first nine months of 2003 of $(2.2) million, or a $(0.08) loss per share, compared to a net loss for the first nine months of 2002 of $(7.9) million or a $(0.34) loss per share (including the non-recurring inventory write-off, or a net loss of $(6.1) million and a $(0.26) loss per share excluding that write-off).

Rafi Amit, Camtek’s CEO, commented: “In the third quarter of 2003 we witnessed a further rise in the demand for our products, reflecting the combined effects of the upturn in the industry and our long term investment in developing differentiated products, as well as the very encouraging response to our new Orion and Dragon models. This continuing improvement in business has brought us back to profitability and contributed to our significantly increased gross margin. We expect this trend of rising demand for our products to continue in 2004.

“As many customers delay ordering new equipment until they practically need the added capacity on-line, the majority of the current demand is characterized by a requirement for rapid delivery. In anticipation of this purchasing pattern, we have been ramping up production and expanding our global customer support and sales organizations. However, realization of a correlating increase in sales may, in part, take until the first quarter of 2004 to occur, due to the deferring by customers of capital expenses to their 2004 budget.

“We are also quite encouraged by the level of interest in the Falcon, our new system for semiconductor wafer-level inspection, and we hope to begin recording sales of this new product in the first quarter of 2004. We can expect the Falcon and the other products Camtek is developing for microelectronics and packaging inspection to become an additional growth engine for the company in 2004.”

ABOUT CAMTEK LTD.
Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha’Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. This press release is available at www.camtek.co.il

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions, as well as due to risks identified in the Company’s last Form 20-F and other documents filed by the Company with the SEC.

(Tables Below)

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands US$, except share data)

	December 31, 2002	September 30, 2003

ASSETS
Current assets:
Cash and cash equivalents	2,898	13,037
Marketable securities	10,912	-
Accounts receivable - trade (net of allowance of $2,387 and $1,979)	10,585	12,466
Inventories	12,028	11,623
Due from affiliates	519	1,734
Other current assets	1,497	1,623

Total current assets	38,439	40,483

Fixed assets, net	10,509	10,019

	48,948	50,502

LIABILITIES
Current liabilities:
Short-term bank credit	39	2,207
Accounts payable	3,007	4,667
Other current liabilities	5,196	5,044

Total current liabilities	8,242	11,918

Long term loans	12	-
Accrued severance pay, net of amounts funded	378	395

	8,632	12,313

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
issued 28,065,038 shares in 2002 and in 2003	125	125
Additional paid-in capital	43,266	43,801
Unearned portion of compensatory stock options	(121)	(599)
Accumulated other comprehensive (loss) income:
Unrealized holding (loss) gain on marketable securities	(8)	-
Retained earnings	(1,953)	(4,145)
Treasury stock (1,011,619 shares)	(993)	(993)

	40,316	38,189

	48,948	50,502

CAMTEK LTD.
Consolidated Statements of Operations
(in thousands US$, except per share data)

	Year Ended December 31,	Three months Ended September 30,		Nine months Ended September 30,
	2002	2002	2003	2002	2003
	Audited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	22,593	7,156	8,479	17,914	20,701
Cost of revenues	13,641	3,925	4,460	10,549	11,612
Write off - Inventory	1,805	1,805	-	1,805	-

Gross profit	7,147	1,426	4,019	5,560	9,089

Research and development costs	7,194	1,738	1,417	5,539	4,455
Selling, general and
administrative expenses	11,057	2,931	2,555	8,322	7,006

Operating Income (losses)	(11,104)	(3,243)	47	(8,301)	(2,372)
Financial and other income	331	172	144	408	180

Losses before income taxes	(10,773)	(3,071)	191	(7,893)	(2,192)

Provision for income taxes	(519)	-	-	20	-

Net Income (losses)	(11,292)	(3,071)	191	(7,873)	(2,192)

Earning per ordinary share:
Basic	(0.47)	(0.12)	0.01	(0.34)	(0.08)

Diluted	(0.47)	(0.12)	0.01	(0.34)	(0.08)

Weighted average number of
ordinary shares outstanding:
Basic	24,166	25,700	27,053	23,155	27,053

Diluted	24,166	25,700	27,388	23,155	27,053